UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of September 2019

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.	Stock Exchange announcement dated 2 September 2019 entitled 'Total voting rights and issued capital'

2.	Stock Exchange announcement dated 11 September 2019 entitled 'Transaction in Own Shares'

3.	Stock Exchange announcement dated 12 September 2019 entitled 'Transaction in Own Shares'

4.	Stock Exchange announcement dated 13 September 2019 entitled 'Notice of dividend currency exchange rates – 2019 interim and special dividends'

5.	Stock Exchange announcement dated 13 September 2019 entitled 'Transaction in Own Shares'

6.	Stock Exchange announcement dated 16 September 2019 entitled 'Transaction in Own Shares'

7.	Stock Exchange announcement dated 17 September 2019 entitled 'Transaction in Own Shares'

8.	Stock Exchange announcement dated 18 September 2019 entitled 'Transaction in Own Shares'

9.	Stock Exchange announcement dated 19 September 2019 entitled 'Transaction in Own Shares'

10.	Stock Exchange announcement dated 20 September 2019 entitled 'Transaction in Own Shares'

11.	Media release dated 23 September 2019 entitled 'Rio Tinto offers independently certified responsibly produced aluminium from all Canadian operations’

12.	Stock Exchange announcement dated 23 September 2019 entitled 'Transaction in Own Shares'

13.	Stock Exchange announcement dated 24 September 2019 entitled 'Change in Director’s Particulars'

14.	Stock Exchange announcement dated 24 September 2019 entitled 'Transaction in Own Shares'

15.	Stock Exchange announcement dated 25 September 2019 entitled 'Bernstein Strategic Decisions Conference'

16.	Media release dated 25 September 2019 entitled 'Rio Tinto signs MOU with Chinese partners to explore ways to improve environmental performance across the steel value chain'

17.	Stock Exchange announcement dated 25 September 2019 entitled 'Transaction in Own Shares'

18.	Stock Exchange announcement dated 26 September 2019 entitled 'Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’

19.	Stock Exchange announcement dated 26 September 2019 entitled 'Transaction in Own Shares'

20.	Stock Exchange announcement dated 27 September 2019 entitled 'Transaction in Own Shares'

21.	Stock Exchange announcement dated 30 September 2019 entitled 'Transaction in Own Shares'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 October 2019	Date	1 October 2019